As filed with the Securities and Exchange Commission on September 3, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 3

TO
FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

ACCENTURE SCA

Luxembourg	98-0351796
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1 rue Guillaume Kroll L-1882 Luxembourg	N/A
(Address of principal executive offices)	(Zip Code)

(352) 26 42 34 80
(Registrant’s Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Class I common shares par value €1.25 per share

ITEM 1.    BUSINESS

Accenture SCA was organized in 2000 under the laws of Luxembourg and maintains a registered office in Luxembourg at 1 rue Guillaume Kroll, L-1882, Luxembourg. Our telephone number in Luxembourg is (352) 26-42-34-80. We also have major offices in the world’s leading business centers, including New York, Chicago, Dallas, Los Angeles, San Francisco, London, Frankfurt, Madrid, Milan, Paris, Sydney and Tokyo. We use the terms “Accenture,” “we,” “our,” and “us” in this registration statement to refer to Accenture SCA and its subsidiaries.

Overview

Accenture is the world’s leading management consulting and technology services organization. We had approximately $11.6 billion of revenues before reimbursements for the 12 months ended February 28, 2002. As of May 31, 2002, we had more than 75,000 employees based in over 110 offices in 47 countries delivering to our clients a wide range of consulting, technology and outsourcing services. We operate globally with one common brand and business model designed to enable us to serve our clients on a consistent basis around the world. We work with clients of all sizes and have extensive relationships with the world’s leading companies and governments.

Our leading position in the management consulting and technology services markets results from the fact that we have more consulting professionals than any other consulting firm, with nearly 54,000 professionals working within our operating groups, complemented by nearly 8,000 professionals dedicated full time to our service lines. In addition, we have deep industry knowledge in 18 distinct industry groups and broad service offering expertise through our service lines and solution units. Based on our knowledge of our business and the business of our competitors, we believe that no other consulting firm provides as broad a range of management consulting and technology services and solutions to as many industry groups in as many geographic markets as we do.

Management Consulting and Technology Services and Solutions

Our management consulting and technology services and solutions business is structured around five operating groups (formerly referred to as global market units), which together comprise 18 industry groups. Two capability groups, Business Consulting and Technology & Outsourcing, support the operating groups and provide access to the full spectrum of business and information technology solutions. Our capability groups comprise service lines and solution units: service lines are responsible for developing our knowledge capital, world-class skills and innovative capabilities, and solution units – which are either Accenture affiliate companies or separate groups within Accenture – are responsible for creating, acquiring and managing key assets that are central to our delivery of innovative solutions to clients.

Client engagement teams typically consist of industry experts, service line specialists and consultants with local market knowledge. Our client teams are complemented by our delivery centers, part of our strategic delivery capability, which allow us to capture replicable components of methodologies and technologies and use these to create tailored solutions for clients quickly and cost-effectively.

Operating Groups

The following table shows the organization of our five operating groups and their 18 industry groups.

Operating Groups

Communications & High Tech	Financial Services	Products	Resources	Government
• Communications • Electronics & High Tech • Media & Entertainment	• Banking • Health Services • Insurance	• Automotive • Consumer Goods & Services • Industrial Equipment • Pharmaceuticals & Medical Products • Retail • Transportation & Travel Services	• Chemicals • Energy • Forest Products • Metals & Mining • Utilities	• Government

Communications & High Tech

We are a leading provider of management and technology consulting, business transformation outsourcing and market-making services and solutions to the communications, high technology and media and entertainment industries. We offer services that help our clients exploit and stay ahead of major technology and industry trends, including mobile technology, advanced communications networks, digital content services, customer care, and learning services, and we help our clients exploit the opportunities presented by the convergence of new technologies. In addition, we have established mobile commerce labs in Europe and the United States. At these research and development facilities we demonstrate how new mobile technologies can be integrated with existing legacy and Internet systems and applied in new and innovative ways.

Our Communications & High Tech operating group comprises the following industry groups:

•
Communications.    Our Communications industry group serves many of the world’s leading wireline, wireless, cable and satellite communications companies. We provide a wide range of services designed to help our communications clients increase margins and market share, improve customer retention, increase revenues, reduce overall costs and accelerate sales cycles.

•
Electronics & High Tech.    Our Electronics & High Tech industry group serves the aerospace, defense, electronics, high technology and network communications industries. This industry group provides services in areas such as electronic commerce and strategy and supply chain management.

•
Media & Entertainment.    Our Media & Entertainment industry group serves entertainment, print and publishing companies, as well as innovative new ventures and Internet companies. Our Media & Entertainment industry group provides an array of services ranging from customer relationship management to digital content infrastructure and electronic business solutions.

Financial Services

Our Financial Services operating group focuses on the growth opportunities created by our clients’ need to adapt to changing market conditions, including increased cost pressures, industry consolidation, regulatory changes, the creation of common industry standards and protocols, and the move to a more seamless and interconnected industry model. We help clients meet these challenges through a variety of offerings, including outsourcing strategies to increase cost efficiency and transform businesses, and customer-relationship-management initiatives that enable them to acquire new customers, retain profitable customers and improve their cross-selling capabilities.

Our Financial Services operating group comprises the following industry groups:

•
Banking.    Our Banking industry group works with commercial and savings banks, diversified financials and securities companies. We also work with a variety of new entrants and innovators, such as online banks and brokerages. We help these organizations develop and execute strategies to target, acquire and retain customers more effectively, expand product and service offerings, and leverage new technologies and distribution channels.

•
Health Services.    Our Health Services industry group serves integrated health care providers, health insurers, managed care organizations, biotech and life sciences companies and policy-making authorities. We are helping our clients in the health plan and health insurance area in North America accelerate their business by connecting consumers, physicians and other stakeholders through electronic commerce. In Europe, we are helping create new connections between governments, physicians and insurers.

•
Insurance.    Our Insurance industry group helps property and casualty insurers, life insurers, reinsurance firms and insurance brokers improve business processes, develop Internet insurance businesses and improve the quality and consistency of risk selection decisions. Our Insurance industry group has also developed a claims management capability that enables insurers to provide better customer service while optimizing claims costs.

Products

Our Products operating group comprises six industry groups: Automotive, Consumer Goods & Services, Industrial Equipment, Pharmaceuticals & Medical Products, Retail, and Transportation & Travel Services.

•
Automotive.    Our Automotive industry group works with auto manufacturers, suppliers, dealers, retailers and service providers. Our automotive industry professionals work with clients to develop and implement solutions focused on customer service and retention, channel strategy and management, branding, buyer-driven business models, cost reduction, customer relationship management and integrated supplier partnerships.

•
Consumer Goods & Services.    Our Consumer Goods & Services industry group helps food, beverage, tobacco, household products, cosmetics and apparel companies move beyond incremental cost cutting to establish bolder innovation and growth agendas. This industry group adds value to companies through innovative service offerings that address, among other things, new ways of reaching the retail trade and consumers through precision consumer marketing, maximizing brand synergies and cost reductions in mergers and acquisitions, improving supply chain efficiencies through collaborative commerce business models, and enhancing the efficiency of their internal operations.

•
Industrial Equipment.    Our Industrial Equipment industry group serves the industrial and electrical equipment, construction, consumer durable and heavy equipment industries. We help our clients increase operating and supply chain efficiency by improving processes and leveraging technology. We also work with clients to generate value from strategic mergers and acquisitions. Our Industrial Equipment industry group also develops and deploys innovative solutions in the areas of channel management, collaborative product design, remote field maintenance, enterprise application integration and outsourcing.

•
Pharmaceuticals & Medical Products.    Our Pharmaceuticals & Medical Products industry group serves pharmaceuticals, biotechnology, medical products and other industry-related companies. With knowledge in discovery, development, manufacturing, supply chain, and sales and marketing issues, we help companies identify and exploit opportunities for value creation, such as reducing the time it takes to develop and deliver new drugs to market through process improvements and implementation of technology. Our Pharmaceuticals & Medical Products industry group also helps clients integrate new discovery technologies, realize the potential of genomics and biotechnology, become more patient-centric and create new business models that deliver medical breakthroughs more rapidly.

•
Retail.    Our Retail industry group serves a wide spectrum of retailers ranging from convenience stores to destination stores, including supermarkets, specialty premium retailers and large mass-merchandise discounters. Our Retail industry group professionals work with retailers worldwide to create sustainable value measured by improved profitability and customer satisfaction, revenue growth, decreased costs and, where relevant, shareholder value.

•
Transportation & Travel Services.    Our Transportation & Travel Services industry group serves clients in the airline, freight transportation, third-party logistics, hospitality, gaming, car rental, passenger rail and travel distribution industries. We help clients develop and implement strategies and solutions to improve customer relationship management capabilities, operate more-efficient networks, integrate supply chains, develop procurement and electronic business marketplace strategies and more effectively manage maintenance, repair and overhaul processes and expenses.

Resources

Our Resources operating group serves the energy, chemicals, utilities, metals, mining, forest products and related industries. With market conditions driving energy companies to seek new ways of creating value for shareholders, deregulation fundamentally reforming the utilities industry and yielding cross-border opportunities, and an intensive focus on productivity and portfolio management in the chemicals industry, we are working with clients to create innovative solutions that are designed to help them differentiate themselves in the marketplace and gain competitive advantage.

Our Resources operating group comprises the following industry groups:

•
Chemicals.    Our Chemicals industry group has significant resources in Europe, Asia, Japan and the Americas and works with a wide cross-section of industry segments, including specialty chemicals, industrial chemicals, polymers and plastics, gases and life science companies. We also have long-term operations contracts with many of the industry leaders.

•
Energy.    Our Energy industry group serves a wide range of companies in the oil and gas industry, including upstream, downstream and oil services companies. We help clients create cross-industry synergies and operational efficiencies through our multi-client outsourcing centers, forge alliances to advance integrated industry solutions, build and enhance trading and risk management operations, and exploit new business technologies.

•
Forest Products.    The Forest Products industry group helps our clients in the pulp and paper business achieve improvements in business performance. We also help our Forest Products clients use electronic commerce and the Internet to drive incremental value.

•
Metals & Mining.    Our Metals & Mining industry group serves metals industry companies located in the world’s key mining regions, including North America, Latin America, South Africa, Australia and South East Asia, working with clients in areas such as electronic commerce, including procurement, supply-chain management and customer service.

•
Utilities.    Our Utilities industry group works with electric, gas and water utilities around the world to respond to an evolving and highly competitive marketplace. Our work includes helping utilities transform themselves from state-owned, regulated local entities to global deregulated corporations, as well as developing diverse products and service offerings to help our clients deliver higher levels of convenience and service to their customers. These offerings include trading and risk management, supply chain optimization and customer relationship management.

Government

As the world’s largest employers, governments face the challenge of improving the efficiency of their service delivery by creating new citizen-centric business models that harness the power of new technologies. Our Government operating group works with government agencies in 23 countries, helping them transform to meet the demands of citizens and businesses. We typically work with defense, revenue, human services, justice, postal, education and electoral authorities, whose budgets often account for a substantial majority of a country’s overall government expenditures.

Our Government clients typically are national, provincial or state-level government organizations, and to a lesser extent, cities and other local governments. We advise on, implement and in some cases operate government services, enabling our clients to use their resources more efficiently and to deliver citizen-centric services. And, as governments are pressed to do more with less, Accenture is introducing innovative contract models from the private sector that are becoming increasingly popular with governments. We are also working with clients to transform their back-office operations, build Web interfaces and enable services to be delivered over the Internet.

Capability Groups

Our two capability groups, Business Consulting and Technology & Outsourcing, are the innovation engines through which we develop and deliver a full spectrum of services and solutions that address business opportunities and challenges common across industries. Together, our two capability groups comprise eight service lines and three solution units. Our service lines are responsible for developing our knowledge capital, world-class skills and innovative capabilities. As of April 30, 2002, more than 8,000 Accenture professionals were dedicated full-time to specific service lines, helping to develop knowledge and assets for clients across all of the industries we serve. These subject matter experts complement the nearly 54,000 professionals working within our operating groups who apply their knowledge of specific service lines to clients within specific industry groups.

Through our solution units we develop asset-based scalable solutions that can be offered to multiple clients, often incorporating the capabilities of our service lines, alliance partners and affiliates. Our solution units, which are either Accenture affiliate companies or separate groups within Accenture, are responsible for creating, acquiring and managing key assets that are central to our delivery of innovative solutions to clients. The three solution units within the capability groups serve clients across multiple industries. We also have solution units that are dedicated to specific industries; these are managed through the respective operating groups.

Business Consulting Capability Group

Our Business Consulting capability group comprises five service lines and two solution units. The five Business Consulting service lines are Strategy & Business Architecture, Customer Relationship Management, Supply Chain Management, Human Performance and Finance & Performance Management. Our two Business Consulting solution units are e-peopleserve and Accenture Learning.

Strategy & Business Architecture Service Line

The professionals within our Strategy & Business Architecture service line work with individuals at the highest levels of our clients’ organizations on their most crucial strategy and information technology issues. To help clients unlock new sources of value, we provide a wide array of strategic planning and design services and advise clients on significant decisions relating to corporate governance, post-merger and acquisition integration, information technology organization and governance, marketing strategy and other transformational issues. In addition, our professionals analyze current and emerging market trends to help clients identify new business opportunities.

Customer Relationship Management Service Line

Professionals in our Customer Relationship Management service line help companies increase the value of their customer relationships and enhance the economic value of their brands to acquire new customers and retain existing ones. We offer a full range of capabilities that have positioned us as a pioneer in the reinvention of marketing and customer relationship management. These include proprietary approaches to improving the return on marketing investments, innovative methods for uncovering insight into customers’ purchasing preferences and habits and tailoring products and services based on that insight, and sophisticated techniques for integrating information so that it is available to customers at any point of interaction. Together with our alliance partners, we bring in-depth skills to our clients, helping them create superior customer experiences and enhance the value of their customer relationships.

Supply Chain Management Service Line

We help clients gain competitive advantage by working with them to optimize their supply chains and build networks to facilitate collaboration with suppliers and business partners. Professionals in our Supply Chain Management service line are dedicated to developing innovative approaches to solve supply chain problems across a broad range of industries. This includes designing more-efficient procurement processes, optimizing product planning, strengthening supplier relationships, and streamlining product development cycles. In addition, our Supply Chain Management service line uses its expertise in areas such as strategic sourcing, manufacturing strategy and operations, and logistics to provide strategic advice and technology solutions that leverage the Web for procurement, fulfillment and product design.

Human Performance Service Line

The professionals in our Human Performance service line help our clients solve human performance issues that are crucial to their operational success, including recruiting and motivating key employees and management. Our integrated approach provides human resources, knowledge management, learning and performance management solutions that increase the efficiency and effectiveness of our clients’ employees and operations, while reducing recruiting and training costs. Professionals in our Human Performance service line also work closely with our Accenture Learning solution unit to help companies and governments reduce employees’ time to competency, increase knowledge retention, lower the costs of administering complex training content, and manage multiple learning delivery vehicles and vendors.

Finance & Performance Management Service Line

The professionals in our Finance & Performance Management service line work with our clients’ key financial managers, including chief financial officers, treasurers and controllers, to support management of and reporting by finance departments. Among the services we provide are strategic consulting with regard to the design and structure of the finance function, particularly post-merger or acquisition, and the establishment of shared service centers for streamlining transaction processing. Our professionals work with financial executives to develop and implement solutions that help them align their companies’ investments with their business objectives, use the Internet to manage the treasury functions, and establish security around the exchange of information to reporting institutions. Our services also address pricing and yield management, billing, credit, lending and debt recovery.

e-peopleserve Solution Unit

Launched in August 2000 as an Accenture affiliate, our e-peopleserve solution unit is a provider of outsourced human resources services, which it delivers through self-service tools such as Web-based technology, e-peopleserve’s network of resources service centers, and counseling from skilled caseworkers. Offering efficient, secure, integrated human resources services across the employee lifecycle, from recruitment and payroll to pensions, e-peopleserve provides large organizations with a more efficient and effective human resources management system.

Accenture Learning Solution Unit

Our Accenture Learning solution unit draws on Accenture’s extensive experience with enterprise-wide workforce performance transformation; the strength of our business processing outsourcing capabilities; our internal training and knowledge management solution, myLearning; and the expertise of our Indeliq affiliate, which develops scalable performance simulation electronic learning applications. Our Accenture Learning professionals work with companies and governments to provide outsourced transformational learning solutions that reduce employees’ time to competency, increase knowledge retention, lower the costs of administering complex training content and manage multiple learning delivery vehicles and vendors.

Technology & Outsourcing Capability Group

Our Technology & Outsourcing capability group comprises three service lines and one solution unit and also manages our more than 100 alliances with technology companies. The three Technology & Outsourcing service lines are Technology Research & Innovation, Solutions Engineering and Solutions Operations. Our Technology & Outsourcing solution unit is Avanade.

Technology Research & Innovation Service Line

Professionals in our Technology Research & Innovation service line research, invent and commercialize cutting-edge business solutions using new and emerging technologies. We continually identify and dedicate significant resources to the new technologies that we believe will be drivers of our clients’ growth and sources of first-mover advantage by enabling clients to be first to market with a unique capability or service offering. The Technology Research & Innovation service line includes Accenture Technology Labs, a dedicated technology R&D organization within Accenture.

Solutions Engineering Service Line

Professionals in our Solutions Engineering service line design, build and deploy complex industry-specific, reusable and scalable solutions that typically integrate business processes, technology and human performance components. Among other things, they maintain and enhance our methods and practices for building technology-based solutions in an efficient and predictable manner. We have expertise and capabilities in a wide range of areas, including electronic commerce infrastructure, security, enterprise resource planning, enterprise application integration, data warehousing and pre-packaged business solution delivery.

Solutions Operations Service Line

Our Solutions Operations service line provides a range of outsourcing solutions for managing technology infrastructure, applications and business processes and is our primary source of strategy and capability for executing initiatives in business transformation outsourcing. We are differentiated in our delivery of outsourcing services through our creation of solutions that help transform the way industries work and our ability to combine industry, technology and functional expertise with outsourcing capabilities. In addition, we are expanding our outsourcing capabilities through a variety of shared-service solutions, including customer information, billing systems, information technology services, supply chain management and human resources administration.

Avanade Solution Unit

Our Avanade solution unit, which is also an Accenture affiliate, focuses on large-scale technology integration surrounding Microsoft’s enterprise platform. Combining Microsoft’s understanding of operating platforms and technologies with our experience in delivering solutions to our clients, Avanade capitalizes on the advanced capabilities of the Microsoft Windows and .NET platforms to build customized, scalable solutions for complex electronic business and enterprise infrastructure. With development centers in Europe, Asia-Pacific and the Americas, Avanade delivers secure, reliable, scalable Microsoft-based solutions to help large global companies optimize their technology investments.

Alliances

Alliances are central to our strategy, our client service business, and the way we deliver value to our clients. We have more than 100 alliances with established and early-stage technology companies whose capabilities complement our own, either by enhancing a service offering, delivering a new technology, or helping us extend our services to new geographies. By combining our alliance partners’ products and services together with our own capabilities and expertise, we create innovative, high-value business solutions for our clients.

Due to the highly focused nature of these business relationships, some alliances are specifically aligned with one of our eight service lines, adding skills, technology and insights that are applicable across many of the industries we serve. Other alliances extend and enhance our offerings specific to a single industry group. Our alliances help us to deliver innovative solutions far faster than we – or any other company – could do alone.

Almost all of our alliances are non-exclusive and generally have terms of three to five years (subject to early termination in most cases). While individually none of our alliances is material to our business, overall our alliance relationships generate revenue for us, primarily in the form of consulting services to implement the alliance-based business solutions.

Strategic Delivery Capability

Our global strategic delivery approach emphasizes quality, reduced risk, speed to market and predictability. Our ultimate goal is to deliver to clients price-competitive solutions and services that create value. One of our key strengths is our ability to create and capture replicable components of methodologies and technologies, which we can customize to create tailored solutions for our clients in a cost-effective manner and under demanding time constraints. Our global network of delivery centers – facilities where teams of Accenture professionals use proven methodologies and existing assets to create business solutions for clients – enhances our ability to capitalize on our vast array of methodologies, tools and technology to deliver value to our clients. Client teams use these centers to complete comprehensive, effective and customized implementations in less time than would be required to develop solutions from the ground up. Our delivery centers improve the efficiency of our engagement teams as they are able to reuse solution designs, team-member experience, infrastructure and software. Reuse also increases solution longevity and reduces technology risks and application maintenance.

Affiliates

We may form a new business, sometimes with one or more third parties, to develop a capability that we do not already possess. We call these businesses affiliates. If an affiliate provides a service or solution across many industries, it serves as a solution unit or part of a solution unit within one of our capability groups. If an affiliate provides a service or solution specific to only one industry, it may serve as a solution unit within one of our operating groups. These entities can rapidly advance a particular opportunity by building upon our global platform of clients, professionals and business expertise. Our affiliates include Avanade, e-peopleserve, Imagine Broadband, Indeliq and Navitaire. Avanade focuses on large-scale technology integration surrounding Microsoft’s enterprise platform. e-peopleserve is a provider of outsourced human resources services that we created with British Telecommunications. Imagine Broadband provides interactive broadband solutions and platform implementation to cable, satellite and telecommunications network operators worldwide. Indeliq develops scalable performance simulation electronic learning applications based on our patents and technology, which we contributed to the company. Navitaire provides airlines with reservations, ticketing and revenue management services.

Avanade, e-peopleserve, Imagine Broadband, Indeliq and Navitaire are consolidated in our financial statements. Individually none of our affiliates is material to our business.

Research and Innovation

We are committed to developing leading-edge ideas. We believe that research and innovation have been major factors in our success and will help us continue to grow in the future. We use our investment in research to help create, commercialize and disseminate innovative business strategies and technology. Our research and innovation program is designed to generate early insights into how knowledge can be harnessed to create innovative business solutions for our clients and to develop business strategies with significant value. We spent $256 million, $252 million and $271 million on research and development in fiscal years 1999, 2000 and 2001, respectively, primarily through our operating groups and our capability groups to develop market-ready solutions for our clients. We also promote the creation of knowledge capital and thought leadership through the Accenture Technology Labs and the Accenture Institute for Strategic Change.

Accenture Organizational Structure

Accenture SCA, a Luxembourg partnership limited by shares, is a subsidiary of Accenture Ltd. Accenture Ltd is a Bermuda holding company with no material assets other than Class I and Class II common shares in Accenture SCA. Accenture Ltd’s only business is to hold these shares and to act as the sole general partner of Accenture SCA. Accenture Ltd owns a majority voting interest in Accenture SCA. As the general partner of Accenture SCA and as a result of Accenture Ltd’s majority voting interest in Accenture SCA, Accenture Ltd controls Accenture SCA’s management and operations and consolidates Accenture SCA’s results in its financial statements. Accenture operates its business through subsidiaries of Accenture SCA. Accenture SCA reimburses Accenture Ltd for its expenses but does not pay Accenture Ltd any fees.

Prior to our transition to a corporate structure in fiscal 2001, we operated as a series of related partnerships and corporations under the control of our partners. In connection with our transition to a corporate structure, our partners generally exchanged all of their interests in these partnerships and corporations for Accenture Ltd Class A common shares or, in the case of partners in certain countries, Accenture SCA Class I common shares or exchangeable shares issued by Accenture Canada Holdings Inc., an indirect subsidiary of Accenture SCA. Generally, partners who received Accenture SCA Class I common shares or Accenture Canada Holdings exchangeable shares also received a corresponding number of Accenture Ltd Class X common shares which entitle their holders to vote at Accenture Ltd shareholders’ meetings but do not carry any economic rights.

Each Class A common share and each Class X common share of Accenture Ltd entitles its holder to one vote on all matters submitted to a vote of shareholders of Accenture Ltd. The holder of a Class X common share is not, however, entitled to receive dividends or to receive payments upon a liquidation of Accenture Ltd.

Each Class I common share and each Class II common share of Accenture SCA entitles its holder to one vote on all matters submitted to a vote of shareholders of Accenture SCA. Each Accenture SCA Class II common share entitles Accenture Ltd to receive a dividend or liquidation payment equal to 10% of any dividend or liquidation payment to which an Accenture SCA Class I common share entitles its holder. Accenture Ltd holds all of the Class II common shares of Accenture SCA.

Subject to contractual transfer restrictions, Accenture SCA is obligated, at the option of the holder, to redeem any outstanding Accenture SCA Class I common share at any time at a redemption price per share generally equal to the market price of an Accenture Ltd Class A common share at the time of the redemption. Accenture SCA may, at its option, pay this redemption price with cash or by delivering Accenture Ltd Class A common shares on a one-for-one basis. In addition, each of our partners in the United States, Australia and Norway has agreed that we may cause that partner to exchange that partner’s Accenture SCA Class I common shares for Accenture Ltd Class A common shares on a one-for-one basis if Accenture Ltd holds more than 40% of the issued share capital of Accenture SCA and we receive a satisfactory opinion from counsel or a professional tax advisor that such exchange should be without tax cost to that partner. This one-for-one redemption price and exchange ratio will be adjusted if Accenture Ltd holds more than a de minimis amount of assets (other than its interest in Accenture SCA and assets it holds only transiently prior to contributing them to Accenture SCA) or incurs more than a de minimis amount of liabilities (other than liabilities for which Accenture SCA has a corresponding liability to Accenture Ltd). We have been advised by our legal advisors in Luxembourg that there is no relevant legal precedent in Luxembourg quantifying or defining the term “de minimis.” In the event that a question arises in this regard, we expect that management will interpret “de minimis” in light of the facts and circumstances existing at the time in question. Accenture Ltd does not intend to hold any material assets other than its interest in Accenture SCA or to incur any material liabilities such that this one-for-one redemption price and exchange ratio would require adjustment and will disclose any change in its intentions that could affect this ratio. In order to maintain Accenture Ltd’s economic interest in Accenture SCA, Accenture Ltd will acquire additional Accenture SCA common shares each time it issues additional Accenture Ltd Class A common shares.

Holders of Accenture Canada Holdings exchangeable shares may exchange their shares for Accenture Ltd Class A common shares at any time on a one-for-one basis. Accenture may, at its option, satisfy this exchange with cash at a price per share generally equal to the market price of an Accenture Ltd Class A common share at the time of the exchange. Each exchangeable share of Accenture Canada Holdings entitles its holder to receive distributions equal to any distributions to which an Accenture Ltd Class A common share entitles its holder.

Accenture Ltd may, at its option, redeem any Class X common share for a redemption price equal to the par value of the Class X common share, or $0.0000225 per share. Accenture Ltd may not, however, redeem any Class X common share of a holder if such redemption would reduce the number of Class X common shares held by that holder to a number that is less than the number of Accenture SCA Class I common shares or Accenture Canada Holdings exchangeable shares held by that holder, as the case may be. Accenture Ltd will redeem Accenture Ltd Class X common shares upon redemption or exchange of Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares so that the aggregate number of Class X common shares outstanding at any time does not exceed the aggregate number of Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares outstanding.

We use the term “partner” to refer to the partners and shareholders of the series of related partnerships and corporations through which Accenture operated its business prior to its transition to a corporate structure. These individuals became executive employees of Accenture following its transition to a corporate structure but retain the “partner” title. Where the context permits, the term also refers to Accenture’s employees and others who have been or are in the future named as “partners” in this executive sense.

Employees

Our most important asset is our people. We are deeply committed to the long-term development of our employees. Each professional receives extensive and focused technical and managerial skills development training throughout his or her career with us. We seek to reinforce our employees’ commitment to our clients, culture and values through a comprehensive performance review system and a competitive compensation philosophy that reward individual performance and teamwork. We strive to maintain a work environment that reinforces our partnership culture and the collaboration, motivation, alignment of interests and sense of ownership and reward that our partnership culture has sustained.

As of May 31, 2002, we had more than 75,000 employees worldwide, of whom more than 2,700 were partners. These numbers do not include employees of our affiliates.

Competition

We operate in a highly competitive and rapidly changing global market and compete with a variety of organizations that offer services similar to those that we offer. Our clients typically retain us on a non-exclusive basis. In addition, a client may choose to use its own resources rather than engage an outside firm for the types of services we provide. Our competitors include information technology outsourcing and services companies, major accounting and consulting firms, management and strategy consulting firms and information technology product and service vendors.

Our revenues are derived primarily from Fortune Global 500 and Fortune 1000 companies, medium-sized companies, governmental organizations and other large enterprises. There is an increasing number of professional services firms seeking consulting engagements with these organizations. We believe that the principal competitive factors in the consulting industry in which we operate include:

•	skills and capabilities of people;

•	reputation and client references;

•	price;

•	scope of services;

•	service delivery approach;

•	technical and industry expertise;

•	perceived ability to add value;

•	quality of services and solutions;

•	focus on achieving results on a timely basis;

•	availability of appropriate resources; and

•	global reach and scale.

Intellectual Property

Our success has resulted in part from our proprietary methodologies, software, reusable knowledge capital and other intellectual property rights. We rely upon a combination of nondisclosure and other contractual arrangements as well as upon trade secret, copyright, patent and trademark laws to protect our intellectual property rights and rights of third parties from whom we license intellectual property. We have promulgated policies related to confidentiality and ownership and to the use and protection of Accenture’s and third parties’ intellectual property, and we also enter into agreements with our employees as appropriate.

We recognize the value of intellectual property in the new marketplace and vigorously create, harvest and protect our intellectual property. We have filed more than 1,000 patent applications in the United States and other jurisdictions to date and have been issued more than 50 U.S. patents in among others, the following areas: goal-based educational simulation, virtual call centers, hybrid telecommunications networks, development architecture frameworks, emotion-based voice processing, mobile communications networks, location-based information filtering, and computerized multimedia asset systems. We will continue to vigorously identify, harvest and protect our intellectual property.

Forward-Looking Statements and Certain Factors That May Affect Our Business

We have included in this registration statement forward-looking statements relating to our operations that are based on our current expectations, estimates and projections. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates” and similar expressions are used to identify these forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecast in these forward-looking statements. The reasons for this include changes in general economic and political conditions, including fluctuations in exchange rates, and the following factors:

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A significant or prolonged economic downturn could have a material adverse effect on our results of operations.    Our results of operations are affected by the level of business activity of our clients, which in turn is affected by the level of economic activity in the industries and markets that they serve. In addition, our business tends to lag behind economic cycles in an industry. A decline in the level of business activity of our clients could have a material adverse effect on our revenues and profit margin. We have implemented and will continue to implement cost-savings initiatives to manage our expenses as a percentage of revenues. However, current and future cost-management initiatives may not be sufficient to maintain our margins if the current challenging economic environment continues for several quarters.

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Our business will be negatively affected if we are not able to anticipate and keep pace with rapid changes in technology or if growth in the use of technology in business is not as rapid as in the past.    Our success will depend, in part, on our ability to develop and implement management and technology services and solutions that anticipate and keep pace with rapid and continuing changes in technology, industry standards and client preferences. We may not be successful in anticipating or responding to these developments on a timely basis, and our offerings may not be successful in the marketplace. Also, services, solutions and technologies developed by our competitors may make our service or solution offerings uncompetitive or obsolete. Our business is also dependent, in part, upon continued growth in the use of technology in business by our clients and prospective clients and their customers and suppliers.

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We may face damage to our professional reputation or legal liability if our clients are not satisfied with our services.    As a professional services firm, we depend to a large extent on our relationships with our clients and our reputation for high-caliber professional services and integrity to attract and retain clients. As a result, if a client is not satisfied with our services or solutions, including those of subcontractors we employ, it may be more damaging in our business than in other businesses. Our exposure to legal liability may be increased in the case of business transformation outsourcing contracts in which we become more involved in our clients’ operations.

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Our services or solutions may infringe upon the intellectual property rights of others.    We cannot be sure that our services and solutions, or the solutions of others that we offer to our clients, do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us or against our clients. These claims may harm our reputation, cost us money and prevent us from offering some services or solutions.

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Our engagements with clients may not be profitable.    Unexpected costs or delays could make our contracts unprofitable. When contracts are terminated, we lose the associated revenues and we may not be able to eliminate associated costs in a timely manner. Our clients typically retain us on a non-exclusive, engagement-by-engagement basis and we estimate that the majority of our contracts can be terminated by our clients with short notice and without significant penalty. We also estimate that a majority of our contracts have some fixed-price, incentive-based or other pricing terms that condition some or all of our fees on our ability to deliver defined goals. For example, we are entering into an increasing number of business transformation outsourcing contracts under which payment of all or a portion of our fees is contingent upon our clients meeting cost-saving or other contractually-defined goals. Our failure to meet contractually-defined goals or a client’s expectations in any type of contract may result in an unprofitable engagement. Furthermore, in limited circumstances we extend financing to our clients, which we may fail to collect.

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If our affiliates or alliances do not succeed, we may not be successful in implementing our growth strategy.    We have committed a substantial amount of time and financial resources to our affiliates and in our relationships with our alliance partners and we plan to commit substantial additional financial resources in the future. The benefits we anticipate from these relationships are an important component of our growth strategy. If these relationships do not succeed, we may fail to obtain the benefits we hope to derive or lose the financial resources we have committed.

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Our global operations pose complex management, foreign currency, legal, tax and economic risks, which we may not adequately address.    These risks include: the absence in some jurisdictions of effective laws to protect our intellectual property rights; multiple and possibly overlapping and conflicting tax laws; restrictions on the movement of cash; the burdens of complying with a wide variety of national and local laws; political instability; currency fluctuations; longer payment cycles; restrictions on the import and export of certain technologies; price controls or restrictions on exchange of foreign currencies; and trade barriers. Our primary competitors include: large accounting, consulting and other professional service firms; information technology service providers; application service providers; service groups of packaged software vendors and resellers; and service groups of computer equipment companies. In addition, a client may choose to use its own resources, rather than engage an outside firm for the types of services we provide.

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The consulting, technology and outsourcing markets are highly competitive, and we may not be able to compete effectively.    The consulting, technology and outsourcing markets in which we operate include a large number of participants and are highly competitive.

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If we are unable to attract and retain employees in appropriate numbers, we will not be able to compete effectively and will not be able to grow our business.    Our success and ability to grow are dependent, in part, on our ability to hire and retain large numbers of talented people. The inability to attract qualified employees in sufficient numbers to meet demand or the loss of a significant number of our employees could have a serious negative effect on us, including our ability to obtain and successfully complete important client engagements and thus maintain or increase our revenues. To attract and retain the number of employees we need to grow our business, we may have to increase our compensation levels in the future. This would adversely affect our operating margins.

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Our transition to a corporate structure may adversely affect our ability to recruit, retain and motivate our partners and other key employees, which in turn could adversely affect our ability to compete effectively and to grow our business.    We face additional retention risk because of our transition to a corporate structure in fiscal 2001. Our partners received equity in lieu of their interests in the partnerships and corporations that they previously held. In addition, in connection with our transition to a corporate structure, our partners have accepted significant reductions in their cash compensation. The substitution of equity, equity-based incentives and other employee benefits in lieu of higher cash compensation may not be sufficient to retain and motivate these individuals in the near or long term. There is no guarantee that the non-competition agreements we have entered into with our partners are sufficiently broad to prevent them from leaving us for our competitors or other opportunities or that these agreements will be enforceable in all cases. Also, the incentives we offer to attract, retain and motivate our employees may not be as effective as the opportunity, which existed prior to our transition to a corporate structure, to hold a partnership interest in Accenture.

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We have only a limited ability to protect our intellectual property rights, which are important to our success.    We rely upon a combination of trade secrets, confidentiality policies, nondisclosure and other contractual arrangements, and patent, copyright and trademark laws to protect our intellectual property rights. The steps we take in this regard may not be adequate to prevent or deter infringement or other misappropriation of our intellectual property, and we may not be able to detect unauthorized use or take appropriate and timely steps to enforce our intellectual property rights.

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Our profitability will suffer if we are not able to maintain our pricing and utilization rates and control our costs.    Our profit margin, and therefore our profitability, is largely a function of the rates we are able to recover for our services and the utilization rate, or chargeability, of our professionals. Accordingly, if we are not able to maintain the pricing for our services or an appropriate utilization rate for our professionals without corresponding cost reductions, we will not be able to sustain our profit margin and our profitability will suffer. Our profitability is also a function of our ability to control our costs and improve our efficiency. Current and future cost reduction initiatives may not be sufficient to maintain our margins if the current challenging economic environment continues for several quarters. Further, as we increase the number of our professionals and execute our strategy for growth, we may not be able to manage a significantly larger and more diverse workforce, control our costs or improve our efficiency.

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Our quarterly revenues, operating results and profitability will vary from quarter to quarter, which may result in increased volatility of the share price of the Accenture Ltd Class A common shares.    Our quarterly revenues, operating results and profitability have varied in the past and are likely to vary significantly from quarter to quarter, making them difficult to predict. The factors that are likely to cause these variations are: seasonality; the business decisions of our clients regarding the use of our services; the timing of projects and their termination; the timing and extent of gains and losses on our portfolio of investments; the timing of revenue or income or loss from affiliates; our ability to transition employees quickly from completed projects to new engagements; the introduction of new products or services by us or our competitors; changes in our pricing policies or those of our competitors; our ability to manage costs, including personnel costs and support services costs; costs related to possible acquisitions of other businesses; and global economic and political conditions and related risks, including acts of terrorism.

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We may be named in lawsuits as a result of Arthur Andersen’s current legal and financial situation based on misconceptions about the nature of our past relationship with Arthur Andersen firms.    We may be named as a defendant in lawsuits arising from audits or other services provided by Arthur Andersen firms for Enron Corporation or other companies as a result of concerns of the plaintiffs as to the current legal and financial situation of Arthur Andersen firms. Such actions would be based on misconceptions about the nature of our past relationship with Arthur Andersen LLP and the other Arthur Andersen firms. We may be more likely to be named in these lawsuits if Arthur Andersen firms are, or are perceived to be, unable to satisfy judgments against them for any reason. If commenced, litigation of this nature, particularly given the public and media attention focused on the Enron situation, could divert management time and attention, and we could incur defense costs that we might not be able to recover. See “Certain Transactions and Relationships—Relationship with Andersen Worldwide and Arthur Andersen Firms” and “Legal Proceedings.”

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Negative publicity about Bermuda companies such as our parent, Accenture Ltd, may lead to new tax or other legislation that could increase our tax burden and may affect our relationships with our clients.     Members of the United States Congress have introduced legislation relating to the tax treatment of U.S. companies that have undertaken certain types of expatriation transactions. It is possible that legislation enacted in this area could reduce the tax benefits of our structure and materially increase our future tax burden, or otherwise adversely affect our business. Other legislative proposals, if enacted, could limit or even prohibit our eligibility to be awarded U.S. government contracts in the future. We are unable to predict with any level of certainty the likelihood or final form in which any proposed legislation might become law or the nature of regulations that may be promulgated under any such future legislative enactments. As a result of these uncertainties, we are unable to assess the impact on us of any proposed legislation in this area. In addition, there have recently been negative comments regarding Bermuda companies such as our parent, Accenture Ltd, in the media. This negative publicity could harm our reputation and impair our ability to generate new business if companies or government agencies decline to do business with us as a result of the negative public image of Bermuda companies or the possibility of our clients receiving negative media attention from doing business with a Bermuda company such as Accenture Ltd.

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The share price of the Accenture Ltd Class A common shares may decline due to the large number of Class A common shares eligible for future sale.    Sales of substantial amounts of Accenture Ltd Class A common shares, or the perception of these sales, may adversely affect the price of the Class A common shares and impede our ability to raise capital through the issuance of equity securities in the future. A substantial number of Class A common shares are eligible for future sale.

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Accenture SCA is registered in Luxembourg, and a significant portion of our assets are located outside the United States. As a result, it may not be possible for shareholders to enforce civil liability provisions of the federal or state securities laws of the United States.    Accenture SCA is organized under the laws of Luxembourg, and a significant portion of our assets are located outside the United States. It may not be possible to enforce court judgments obtained in the United States against us in Luxembourg or in countries, other than the United States, where we have assets based on the civil liability provisions of the federal or state securities laws of the United States. In addition, there is some doubt as to whether the courts of Luxembourg and other countries would recognize or enforce judgments of United States courts obtained against us or our directors or officers based on the civil liabilities provisions of the federal or state securities laws of the United States or would hear actions against us or those persons based on those laws. We have been advised by our legal advisors in Luxembourg that the United States and Luxembourg do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on United States federal or state securities laws, would not automatically be enforceable in Luxembourg. Similarly, those judgments may not be enforceable in countries, other than the United States, where we have assets.

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Luxembourg law differs from the laws in effect in the United States and may afford less protection to shareholders.    We are organized as a Luxembourg partnership limited by shares, and are governed by our Articles of Association and the Luxembourg Company Act of August 10, 1915, as amended. Luxembourg law differs in certain respects from the corporate laws of most states of the United States. Principles of law relating to such matters as corporate procedures, fiduciary duties of management, and the rights of our shareholders may differ from those that would apply if we were incorporated in a state of the United States.

ITEM 11.    DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

Set forth below is certain information concerning Accenture SCA’s share capital and a brief summary of certain significant provisions of its articles of association and Luxembourg law. This description contains all material information concerning the Class I common shares and Class II common shares, but does not purport to be complete and is qualified in its entirety by reference to the Luxembourg law on commercial companies and Accentures SCA’s articles of association (a copy of which has been filed as an exhibit to this registration statement).

Issued and Authorized Share Capital

The currently issued share capital of Accenture SCA amounts to €1,786,879,909 consisting of 753,843,192 Class I common shares, 5,000,000 Class I-A common shares, 5,000,000 Class I-B common shares, 10,000,000 Class I-C common shares, 10,000,000 Class I-D common shares, 15,000,000 Class I-E common shares, 15,000,000 Class I-F common shares, 20,000,000 Class I-G common shares, 25,000,000, Class I-H common shares, 5,000,000 Class I-I common shares, 5,000,000 Class I-J common shares, 16,050,000 Class I-K common shares, 5,025,720 Class I-L common shares, 68,626,707 Class I-M common shares and 470,958,308 Class II common shares, of a par value of €1.25 each.

The additional authorized share capital of Accenture SCA is set at € 50,000,000,000 consisting of 19,868,950,000 Class I common shares, 5,000,000 Class I-A common shares, 5,000,000 Class I-B common shares, 10,000,000 Class I-C common shares, 10,000,000 Class I-D common shares, 15,000,000 Class I-E common shares, 15,000,000 Class I-F common shares, 20,000,000 Class I-G common shares, 25,000,000 Class I-H common shares, 5,000,000 Class I-I common shares, 5,000,000 Class I-J common shares, 16,050,000 Class I-K common shares and of 20,000,000,000 Class II common shares, of a par value of €1.25 each. The Class I-A common shares, the Class I-B common shares, the Class I-C common shares, the Class I-D common shares, the Class I-E common shares, the Class I-F common shares, the Class I-G common shares, the Class I-H common shares, the Class I-I common shares, the Class I-J common shares, the Class I-K common shares, the Class I-L common shares, and the Class I-M common shares are referred to as the Class I letter shares. This registration statement does not register the Class I letter shares.

Except as explicitly noted below in “—Transferability—Conversion,” all references to Class I common shares in this registration statement include the Class I letter shares. All Class I common shares have identical terms.

Under Luxembourg law, the authorized share capital of Accenture SCA is automatically reduced to the amount represented by the outstanding shares, unless the shareholders renew the authorized share capital at least every five years. The shareholders of Accenture SCA last renewed the authorized share capital at the extraordinary shareholders’ meeting held on December 19, 2001. Accordingly, the authorized share capital of Accenture SCA will automatically be reduced to the amount represented by the outstanding shares on December 19, 2006, on the fifth anniversary of the shareholders’ meeting referred to above, unless the authorized share capital of Accenture SCA is extended at or before that meeting. Accenture Ltd is authorized, without further shareholder action, to issue additional shares (including for itself) from time to time up to the maximum number authorized at the time.

Luxembourg law provides that shareholders have pre-emptive rights to subscribe for any new shares issued by Accenture SCA for cash consideration. However, in connection with this authorization to issue additional shares and in compliance with Luxembourg law, Accenture Ltd is authorized, at its discretion, to waive entirely or partially or to limit, or to set conditions in respect of any preferential subscription rights of the existing shareholders of Accenture SCA for the same period of five years and to determine the amount of issue premium (if any) which will have to be paid by the subscriber(s) in the context of such capital increase.

Accenture Ltd is authorized to cause Accenture SCA to issue warrants, convertible bonds or assimilated instruments or bonds with warrants or subscription rights or to issue any financial instruments convertible into shares under the terms and conditions to be set by Accenture Ltd.

Under Luxembourg law, there are no appraisal rights with respect to the shares in the event of a business combination transaction.

There are no limitations, under Luxembourg law or under the articles of association of Accenture SCA, on the right of non-resident or foreign shareholders of Accenture SCA to hold the Class I common shares or the Class II common shares.

The shares of Accenture SCA are in registered form, which means that the ownership of the shares is conclusively and exclusively established by the entries in the shareholders register of Accenture SCA.

The Shares

Voting Rights

The Class I common shares and Class II common shares entitle their holder(s) to cast one vote for each share held.

Except as otherwise required by law or by the articles of association, resolutions at a meeting of shareholders of Accenture SCA will be passed by a simple majority of those shares represented and voting at the meeting and with the consent of Accenture Ltd.

Under Luxembourg law shareholder action can generally be taken by a simple majority of shares present or represented, without regard to any minimum quorum requirements.

The following matters shall require a quorum of half of Accenture SCA’s issued and outstanding shares and a two-thirds majority vote of those shares represented and voting at the meeting:

(i) amendment of the articles of association of Accenture SCA;

(ii) dissolution and the liquidation of Accenture SCA;

(iii) setting of the authorized share capital and the authorization given to Accenture Ltd to increase Accenture SCA’s share capital within the limits of the authorization;

(iv) decrease of Accenture SCA’s share capital; and

(v) sale of all or substantially all of Accenture SCA’s assets.

The following matters shall require a unanimous resolution of all the shareholders of Accenture SCA:

(i) the redomestication of Accenture SCA (i.e. its migration) by the change of the nationality of the Accenture SCA; and

(ii) the assessment of the shareholders, which means the imposition of an obligation on the shareholders to pay to Accenture SCA more than their original investment.

The consent of Accenture Ltd as general partner of Accenture SCA shall be required for all matters subject to a vote of the shareholders.

Under the articles of association of Accenture SCA, a general meeting of shareholders must be held on January 15th, at 12:00 noon in Luxembourg at the registered office of Accenture SCA, or at such other place in Luxembourg as may be specified in the notice of meeting. If such day is not a Luxembourg business day, the general meeting shall be held on the next following Luxembourg business day.

Any shareholder of Accenture SCA may act at a general meeting of shareholders by appointing another person in writing (whether in original or by telefax, cable, telegram or telex), whether a shareholder or not, as its proxy.

The general meetings of shareholders of Accenture SCA shall be convened by Accenture Ltd or by the supervisory board of Accenture SCA consisting of at least three board members, pursuant to a notice setting forth the agenda and sent by registered mail at least eight days prior to the meeting to each shareholder at the shareholder’s notice address on record or, failing which, its residence address on record in the share register of Accenture SCA or by two publications in each of the Luxembourg press and in the Luxembourg Official Gazette (Mémorial), whereby the first publication shall be made so that the second publication shall be made at least eight days prior to the meeting and with there being at least an eight-day interval between the first and the second publications for the meeting.

The shares in Accenture SCA shall, as a rule, vote as a single class. Matters adversely affecting the rights of the holders of a specific share class only require a quorum (if and when required as a matter of the articles of association of Accenture SCA or Luxembourg law) of half of the class’ issued and outstanding shares and a two-thirds majority vote of the shares of that share class and, in respect of such matters but only in respect of such matters, the holders shall vote as a separate class.

Dividends

Accenture Ltd determines how the annual net profits shall be disposed of, and decides to pay dividends from time to time, as it, in its discretion, believes to best suit the corporate purpose and policy of Accenture SCA. At the annual general meeting of the shareholders, the shareholders shall approve the decision of Accenture Ltd to pay dividends as well as the profit allocation proposed by Accenture Ltd.

Accenture SCA is required under Luxembourg law to transfer 5% of its annual net profits to a non-distributable legal reserve until such reserve amounts to 10% of its issued share capital.

Each shareholder shall have dividend rights corresponding to its share. Each Class II common share shall entitle its holder to receive a dividend equal to 10% of any dividend to which a Class I common share entitles its holder, whether in cash or in kind.

Rights on Liquidation

Each holder of shares of Accenture SCA shall be entitled (to the extent of the availability of funds or assets in sufficient amount), to the repayment of the nominal share capital amount corresponding to its share holding. The liquidation proceeds (if any), including the return of nominal share capital, shall be paid so that each Class II common share shall entitle its holder to receive a liquidation payment equal to 10% of any liquidation payment to which a Class I common share entitles its holder.

Transferability

Transfer

Class I common shares and Class II common shares are issued in registered form. No transfer of the Class I common shares shall be made unless the Accenture SCA supervisory board or its delegate shall have given its prior approval to the contemplated transfer. They are transferable only by a written declaration of transfer signed by the transferor and the transferee or their attorneys-in-fact and recorded in the share register of Accenture SCA.

If a limited shareholder wishes to transfer or dispose of all or part of its Class I common shares in Accenture SCA or of all or part of the rights attached thereto, in any form whatsoever, prior to such transfer, the shareholder must submit a written application to the Accenture SCA supervisory board or its delegate by registered mail with acknowledgement of receipt or any other means approved by the supervisory board or its delegate. The transfer application must contain the name of the contemplated transferee, the contemplated sale price or consideration as well as any other relevant information.

The decision of the Accenture SCA supervisory board will be made known to the applicant as soon as reasonably practicable after it is made. The Accenture SCA supervisory board’s or its delegate’s decision in respect of the application must be made known to the limited shareholder by registered mail with acknowledgement of receipt.

Any transfer that is not made in compliance with the terms hereof shall, with respect to Accenture SCA, be deemed to be null and void and Accenture SCA shall not proceed with the registration of any transferee in the share register unless (i) the transfer to such transferee has been approved in writing by the Accenture SCA supervisory board or its delegate and (ii) the transferee shall have signed any and all relevant documents as may be required by the Accenture SCA supervisory board or its delegate.

Conversion

Class II common shares are convertible into Class I common shares (excluding the Class I letter shares described above) by a resolution of an extraordinary meeting of shareholders resolving in the manner required for amendments of the articles of association of Accenture SCA. The conversion ratio shall be ten Class II common shares for one Class I common share. Upon such resolution, the nominal capital shall be reduced by €11.25 per ten Class II common shares so converted and the amount of the nominal share capital reduction shall be allocated to the share premium reserve of Accenture SCA. In addition, additional Class I common shares (excluding the Class I letter shares) shall be issued in accordance with the conversion ratio in replacement of the Class II common shares so converted.

Class I common shares are convertible into Class II common shares by a resolution of an extraordinary meeting of shareholders resolving in the manner required for amendments of these articles of association. The conversion ratio shall be one Class I common share for ten Class II common shares.

Upon such resolution, the nominal capital shall be increased by €11.25 per Class I common share so converted and Class II common shares shall be issued in accordance with the conversion ratio in replacement of the Class I common shares so converted.

Redemption

The Class I common shares and the Class II common shares are issued as redeemable shares in accordance with the terms of Luxembourg law and the articles of association of Accenture SCA.

Accenture SCA is authorized to redeem Class II common shares or any series thereof at the request of Accenture Ltd and upon the written approval of the Accenture SCA supervisory board. If the redemption of the Class II common shares or of a series thereof will be done in the context of or accompanied by a share capital reduction of Accenture SCA, the redemption of Class II common shares or a series thereof must, in addition, be approved by a resolution at a meeting of shareholders passed by a two thirds majority of those present and voting including the consent of Accenture Ltd.

Subject to any contractual restrictions on transfer by a holder set forth in any contract or agreement to which Accenture SCA or any of its affiliates is a party, Class I common shares shall be redeemable for cash at the option of the holder by the giving of irrevocable notice of an election for redemption to Accenture SCA.

Notwithstanding the preceding paragraph, at the option of Accenture SCA represented by Accenture Ltd, the redemption price payable to any limited shareholder that becomes a limited shareholder after May 31, 2001 (or such other date that the Accenture SCA supervisory board shall declare to be the date of the consummation of the Accenture group of companies’ transition to a corporate structure) may be paid in cash or in Accenture Ltd Class A common shares and any holder and Accenture SCA may agree that Accenture SCA may redeem such holder’s Class I common shares for different consideration.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf on September 3, 2002 by the undersigned, thereunto duly authorized.

ACCENTURE SCA, represented by its general partner,  Accenture Ltd, itself represented by its duly authorized signatory

/s/ DOUGLAS G. SCRIVNER
Name: Douglas G. Scrivner